FILED PURSUANT TO RULE 424 (B)(3)

File Number 333-144884

ARAMARK CORPORATION

SUPPLEMENT NO. 2 TO

MARKET MAKING PROSPECTUS DATED

FEBRUARY 5, 2008

THE DATE OF THIS SUPPLEMENT IS AUGUST 5, 2008

ON AUGUST 5, 2008, ARAMARK CORPORATION FILED THE ATTACHED FORM

10-Q FOR THE QUARTERLY PERIOD ENDED JUNE 27, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 27, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission File Number 001-04762

ARAMARK CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	95-2051630
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

ARAMARK Tower 1101 Market Street Philadelphia, Pennsylvania	19107
(Address of principal executive offices)	(Zip Code)

(215) 238-3000

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practical date.

Common stock outstanding at July 25, 2008: 1,000 shares

PART I—FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In Thousands, Except Share Amounts)

	June 27, 2008	September 28, 2007
ASSETS
Current Assets:
Cash and cash equivalents	$84,698	$83,638
Receivables	933,572	908,742
Inventories, at lower of cost or market	526,353	527,730
Prepayments and other current assets	145,002	123,791

Total current assets	1,689,625	1,643,901

Property and Equipment, net	1,221,463	1,205,121
Goodwill	4,565,982	4,627,751
Other Intangible Assets	2,260,620	2,375,571
Other Assets	744,903	710,164

	$10,482,593	$10,562,508

LIABILITIES AND SHAREHOLDER’S EQUITY

Current Liabilities:
Current maturities of long-term borrowings	$50,357	$51,443
Accounts payable	666,415	750,460
Accrued expenses and other current liabilities	966,420	960,885

Total current liabilities	1,683,192	1,762,788

Long-Term Borrowings	5,883,030	5,839,123
Deferred Income Taxes and Other Noncurrent Liabilities	1,318,772	1,362,248
Common Stock Subject to Repurchase	224,454	179,677
Shareholder’s Equity:
Common stock, par value $.01 (authorized: 1,000 shares; issued and outstanding: 1,000 shares)	—	—
Capital surplus	1,410,820	1,435,769
Earnings retained for use in the business	21,895	16,059
Accumulated other comprehensive loss	(59,570)	(33,156)

Total shareholder’s equity	1,373,145	1,418,672

	$10,482,593	$10,562,508

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In Thousands)

	Three Months Ended June 27, 2008	Three Months Ended June 29, 2007
Sales	$3,380,078	$3,144,104

Costs and Expenses:
Cost of services provided	3,087,803	2,858,884
Depreciation and amortization	126,089	122,232
Selling and general corporate expenses	47,265	53,123
Other (income) expense (Note 13)	—	(21,177)

	3,261,157	3,013,062

Operating income	118,921	131,042
Interest and Other Financing Costs, net	123,940	133,608

Loss before income taxes	(5,019)	(2,566)
Benefit for Income Taxes	(1,380)	(1,839)

Net loss	$(3,639)	$(727)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In Thousands)

	Successor		Predecessor
	Nine Months Ended June 27, 2008	Period from January 27, 2007 through June 29, 2007	Period from September 30, 2006 through January 26, 2007
Sales	$9,903,875	$5,289,724	$3,945,868

Costs and Expenses:
Cost of services provided	8,994,706	4,791,364	3,586,961
Depreciation and amortization	374,183	201,452	116,438
Selling and general corporate expenses	143,625	78,289	173,934
Other (income) expense (Note 13)	—	(21,177)	—

	9,512,514	5,049,928	3,877,333

Operating income	391,361	239,796	68,535
Interest and Other Financing Costs, net	382,342	237,629	48,672

Income before income taxes	9,019	2,167	19,863
Provision (Benefit) for Income Taxes	3,183	(1,619)	5,063

Net income	$5,836	$3,786	$14,800

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In Thousands)

	Successor		Predecessor
	Nine Months Ended June 27, 2008	Period from January 27, 2007 through June 29, 2007	Period from September 30, 2006 through January 26, 2007
Cash flows from operating activities:
Net income	$5,836	$3,786	$14,800
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	374,183	201,452	116,438
Income taxes deferred	(8,282)	(105,075)	(11,640)
Share-based compensation expense	22,146	17,578	84,059
Gain from sale of investment	—	(21,177)	—
Changes in noncash working capital	(178,002)	201,973	(269,729)
Net proceeds from sale of receivables	17,000	29,000	—
Other operating activities	13,927	2,731	(10,079)

Net cash provided by (used in) operating activities	246,808	330,268	(76,151)

Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(228,403)	(126,111)	(81,534)
Disposals of property and equipment	10,145	7,177	20,055
Proceeds from sale of investment	—	285,982	—
Acquisition of certain businesses, net of cash acquired	(34,358)	(26,111)	(81,718)
Acquisition of ARAMARK Corporation	—	(6,099,980)	—
Other investing activities	(2,615)	5,270	3,245

Net cash used in investing activities	(255,231)	(5,953,773)	(139,952)

Cash flows from financing activities:
Proceeds from long-term borrowings	32,616	5,937,856	416,956
Payment of long-term borrowings	(23,653)	(2,075,116)	(130,986)
Proceeds from issuance of common stock	1,199	—	9,666
Capital contributions	3,894	1,841,069	—
Repurchase of stock	(8,729)	(626)	—
Payment of dividends	—	—	(12,624)
Other financing activities	4,156	(138,452)	22,016

Net cash provided by financing activities	9,483	5,564,731	305,028

Increase (Decrease) in cash and cash equivalents	1,060	(58,774)	88,925
Cash and cash equivalents, beginning of period	83,638	136,604	47,679

Cash and cash equivalents, end of period	$84,698	$77,830	$136,604

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARAMARK CORPORATION AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(1)	BASIS OF PRESENTATION:

ARAMARK Corporation (the “Company” or “ARAMARK”) was acquired on January 26, 2007 through a merger transaction with RMK Acquisition Corporation, a Delaware corporation controlled by investment funds associated with GS Capital Partners, CCMP Capital Advisors, J.P. Morgan Partners, Thomas H. Lee Partners and Warburg Pincus LLC (collectively, the “Sponsors”), Joseph Neubauer, Chairman and Chief Executive Officer of ARAMARK, and certain other members of the Company’s management. The acquisition was accomplished through the merger of RMK Acquisition Corporation with and into ARAMARK Corporation with ARAMARK Corporation being the surviving company (the “Transaction”).

The Company is a wholly-owned subsidiary of ARAMARK Intermediate Holdco Corporation, which is wholly-owned by ARAMARK Holdings Corporation (the “Parent Company”). ARAMARK Holdings Corporation, ARAMARK Intermediate Holdco Corporation and RMK Acquisition Corporation were formed for the purpose of facilitating the Transaction and have no operations other than ownership of the Company. ARAMARK Holdings Corporation has 600.0 million common shares authorized, approximately 206.6 million issued and approximately 206.0 million outstanding as of June 27, 2008. Although ARAMARK Corporation continued as the same legal entity after the Transaction, the accompanying condensed consolidated statements of operations and cash flows are presented for two periods: Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively. As a result of the Transaction and the related purchase accounting described in Note 2, the Predecessor and Successor financial statements are not comparable. The Company refers to the operations of ARAMARK Corporation and subsidiaries for both the Predecessor and Successor periods.

On March 30, 2007, ARAMARK Corporation was merged with and into ARAMARK Services, Inc. with ARAMARK Services, Inc. being the surviving corporation. In connection with the consummation of the merger, ARAMARK Services, Inc. changed its name to ARAMARK Corporation.

The condensed consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated. The condensed consolidated financial statements exclude the accounts of ARAMARK Holdings Corporation and ARAMARK Intermediate Holdco Corporation, but do reflect the Sponsors’ investment cost basis allocated to the assets and liabilities acquired on January 26, 2007.

The condensed consolidated financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and should be read in conjunction with the audited consolidated financial statements, and the notes to those statements, included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2007. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company, the statements include all adjustments (which, other than the effects of the Transaction, include only normal recurring adjustments) required for a fair statement of financial position, results of operations and cash flows for such periods. The results of operations for interim periods are not necessarily indicative of the results for a full year, due to the seasonality of some of the Company’s business activities and the possibility of changes in general economic conditions.

Certain prior period balances have been reclassified to conform to the current year presentation. The effect was not material.

(2)	ACQUISITION OF ARAMARK CORPORATION:

As discussed in Note 1, the Transaction was completed on January 26, 2007 and was financed by a combination of borrowings under a new senior secured credit agreement, the issuance of 8.50% senior notes due 2015 and senior floating rate notes due 2015, and equity investments of the Sponsors and certain members of ARAMARK’s management. See Note 5 in the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2007 for a description of the Company’s indebtedness.

Purchase Price Allocation

Following business combination accounting, the total purchase price was allocated to the Company’s net tangible and identifiable intangible assets based on the estimated fair values as of January 26, 2007 as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The allocation of the

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

purchase price to property and equipment, intangible assets and deferred income taxes was based upon valuation data and estimates.

(in millions)
Purchase consideration, including carryover basis of $146 million	$6,168
Direct acquisition costs	71
Deemed dividend adjustment	(408)

$5,831

Net current assets	$307
Property and equipment	1,197
Customer relationship assets	1,705
Tradename	764
Other assets	789
Goodwill	4,485
Debt assumed	(2,036)
Noncurrent liabilities and deferred taxes	(1,380)

$5,831

Mr. Neubauer held an equity investment in the Company prior to the Transaction and continues to hold an equity interest in the Parent Company subsequent to the Transaction. In accordance with Emerging Issues Task Force Issue No. 88-16, “Basis in Leveraged Buyout Transactions,” Mr. Neubauer’s investment is included in the purchase consideration at the carryover basis and an adjustment of $408 million was made to reduce “Capital surplus” reflecting the deemed dividend.

Pro Forma Financial Information

The following unaudited pro forma results of operations (in thousands) assume that the Transaction occurred at the beginning of fiscal 2007, adjusted for the impact of certain acquisition related items based upon the final purchase price allocation, such as: additional amortization of identified intangible assets, additional depreciation expense of property and equipment, increased interest expense on acquisition debt, exclusion of Transaction-related charges and the related income tax effects. This unaudited pro forma information should not be relied upon as necessarily being indicative of the results that would have been obtained if the Transaction had actually occurred at the beginning of the fiscal periods, nor of the results that may be reported in the future.

	Three Months Ended June 29, 2007	Nine Months Ended June 29, 2007
Sales	$3,144,104	$9,235,592
Operating income	139,238	386,829
Interest and other financing costs, net	133,608	402,496
Net income (loss)	4,306	(4,560)

Transaction-Related Costs

During the Predecessor period from September 30, 2006 through January 26, 2007, the Company recorded costs of $112.1 million related to the Transaction. These costs, which are included in “Selling and general corporate expenses,” consist of $11.2 million of accounting, investment banking, legal and other costs associated with the Transaction, a compensation charge of approximately $77.1 million related to the accelerated vesting and buyout of employee stock options and restricted stock units, and a charge of approximately $23.8 million related to change in control payments to certain executives. During the Successor period from January 27, 2007 through June 29, 2007, the Company recorded costs of approximately $4.6 million related to legal fees associated with the Transaction, which are also included in “Selling and general corporate expenses.”

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

During the Successor period from January 27, 2007 through June 29, 2007, the Company also recorded a charge of $12.8 million for the cost of obtaining a bridge financing facility, which is included in “Interest and Other Financing Costs, net.” The cost was expensed in the Successor period since the bridge financing facility was entered into as part of the Transaction in the event the Company was unable to borrow funds in a public offering or a Rule 144A or other private placement; however, no funds were ever borrowed under the bridge financing facility since the Company was able to borrow the required funds in a Rule 144A transaction, and the bridge financing facility ceased to be available after the closing of the Transaction.

(3)	SUPPLEMENTAL CASH FLOW INFORMATION AND OTHER:

The Company made interest payments of approximately $271.9 million, $189.6 million and $52.9 million and income tax payments of approximately $52.9 million, $15.3 million and $50.0 million during the Successor nine months ended June 27, 2008, the Successor period from January 27, 2007 through June 29, 2007 and the Predecessor period from September 30, 2006 through January 26, 2007, respectively.

Pension expense related to defined benefit plans for the nine months ended June 27, 2008 was approximately $5.4 million.

(4)	COMPREHENSIVE INCOME (LOSS):

Pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 130, “Reporting Comprehensive Income,” comprehensive income includes all changes to shareholders’ equity during a period, except those resulting from investment by and distributions to shareholders. Components of comprehensive income include net income (loss), changes in foreign currency translation adjustments (net of tax), pension plan adjustments (net of tax) for the Successor period, changes in minimum pension liability (net of tax) for the Predecessor period and changes in the fair value of cash flow hedges (net of tax). Total comprehensive income (loss) follows (in thousands):

	Three Months Ended June 27, 2008	Three Months Ended June 29, 2007
Comprehensive income	$63,598	$32,414

	Successor		Predecessor
	Nine Months Ended June 27, 2008	Period from January 27, 2007 through June 29, 2007	Period from September 30, 2006 through January 26, 2007
Comprehensive income (loss)	$(20,578)	$10,699	$24,251

As of June 27, 2008 and September 28, 2007, “Accumulated other comprehensive loss” consists of pension plan adjustments (net of tax) of approximately $2.0 million and $2.1 million, respectively, foreign currency translation adjustment (net of tax) of approximately $9.3 million and ($2.1) million, respectively, and fair value of cash flow hedges (net of tax) of approximately ($70.9) million and ($33.2) million, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(5)	GOODWILL AND OTHER INTANGIBLE ASSETS:

The Company follows the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Changes in total goodwill during the nine months ended June 27, 2008 follow (in thousands):

Segment	September 28, 2007	Adjustments to Purchase Price Allocation of the Transaction	Acquisitions	Translation	June 27, 2008
Food and Support Services—Domestic	$3,634,109	$(136,703)	$3,138	$(870)	$3,499,674
Food and Support Services—International	368,652	89,423	5,621	6,800	470,496
Uniform and Career Apparel	624,990	(37,350)	8,172	—	595,812

	$4,627,751	$(84,630)	$16,931	$5,930	$4,565,982

During the nine months ended June 27, 2008, the change in goodwill resulted principally from adjustments to the allocation of the Transaction purchase price (see Note 2) and acquisitions during the nine months ended June 27, 2008. The reallocation of the Transaction purchase price resulted principally from finalized fair value estimates and income tax effects. The amounts for acquisitions during the nine months ended June 27, 2008 may be revised upon final determination of the respective purchase price allocations.

Other intangible assets consist of (in thousands):

	June 27, 2008			September 28, 2007
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer relationship assets	$1,747,822	$(253,656)	$1,494,166	$1,729,093	$(118,041)	$1,611,052
Tradename	766,454	—	766,454	764,519	—	764,519

	$2,514,276	$(253,656)	$2,260,620	$2,493,612	$(118,041)	$2,375,571

Acquisition-related intangible assets consist of customer relationship assets and the ARAMARK tradename. Customer relationship assets are amortizable and are being amortized on a straight-line basis over the expected period of benefit, 2 to 15 years, with a weighted average life of approximately 11 years. The ARAMARK tradename is an indefinite lived intangible asset and is not amortizable.

Intangible assets of approximately $12 million were acquired through business combinations during the first nine months of fiscal 2008. Amortization of intangible assets for the Successor nine months ended June 27, 2008, the Successor period from January 27, 2007 through June 29, 2007 and the Predecessor period from September 30, 2006 through January 26, 2007 was approximately $136 million, $74 million and $18 million, respectively.

(6)	ACCOUNTING FOR DERIVATIVE INSTRUMENTS:

The Company follows the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended. Derivative financial instruments, such as interest rate swaps, forward exchange contract agreements and natural gas, gasoline and diesel fuel hedge agreements, are used to manage changes in market conditions related to debt obligations, foreign currency exposures and exposure to fluctuating natural gas, gasoline and diesel fuel prices. All derivatives are recognized on the balance sheet at fair value at the end of each quarter. The counterparties to the Company’s derivative agreements are all major international financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties, and does not anticipate nonperformance by the counterparties.

Successor

The Company entered into $3.58 billion, £75 million and ¥5.0 billion of interest rate swap agreements, which are designated as cash flow hedging instruments, fixing the rate on a like amount of variable rate term loan borrowings and floating rate notes. The Company entered into $300 million of these interest rate swap agreements during the nine months ended June 27,

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2008. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. During the nine months ended June 27, 2008 and the period from January 27, 2007 through June 29, 2007, a net loss of approximately $35.9 million, net of tax, and a net gain of $10.3 million, net of tax, related to these interest rate swaps were recorded in other comprehensive income (loss), respectively. As of June 27, 2008, approximately $65.9 million of unrealized net losses, net of tax, related to the interest rate swaps were included in “Accumulated other comprehensive loss.” At June 27, 2008, the fair value of the interest rate swap agreements is approximately $113.1 million, of which $118.8 million is included in “Other Noncurrent Liabilities” offset by $5.7 million included in “Other Assets” in the Condensed Consolidated Balance Sheet. There was no hedge ineffectiveness for these cash flow hedging instruments during the nine months ended June 27, 2008 and the Successor period from January 27, 2007 through June 29, 2007.

The Company entered into a $169.6 million amortizing forward starting cross currency swap to mitigate the risk of variability in principal and interest payments on the Canadian subsidiary’s variable rate debt denominated in U.S. dollars. The agreement, which is designated as a cash flow hedging instrument, fixes the rate on the variable rate borrowings and mitigates changes in the Canadian dollar/U.S. dollar exchange rate. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to the cross currency swap agreement are included in interest expense. During the nine months ended June 27, 2008 and the period from January 27, 2007 through June 29, 2007, approximately $2.0 million of unrealized loss, net of tax, and $9.3 million of unrealized loss, net of tax, related to the swap were added to “Accumulated other comprehensive loss,” respectively. Approximately $2.1 million and ($8.7) million were reclassified to offset net transaction losses (gains) on the foreign currency denominated debt during the nine months ended June 27, 2008 and the period from January 27, 2007 through June 29, 2007, respectively. As of June 27, 2008, an unrealized loss of approximately $7.1 million, net of tax, related to the cross currency swap was included in “Accumulated other comprehensive loss.” At June 27, 2008, the fair value of the cross currency swap is approximately $34.7 million, which is included in “Other Noncurrent Liabilities” in the Condensed Consolidated Balance Sheet. The hedge ineffectiveness for this cash flow hedging instrument during the nine months ended June 27, 2008 and the Successor period from January 27, 2007 through June 29, 2007 was immaterial.

In fiscal 2008, the Company entered into a series of gasoline and diesel fuel hedge agreements based on the Department of Energy weekly retail on-highway index in order to limit its exposure to price fluctuations for gasoline and diesel fuel. The Company has contracts for approximately 7.0 million gallons outstanding for fiscal 2008 and 2009 that are designated as cash flow hedging instruments. These contracts are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to the gasoline and diesel fuel hedge agreements are included in “Cost of services provided” and were not material during the nine months ended June 27, 2008. As of June 27, 2008, an unrealized gain, net of tax, of approximately $1.6 million was recorded in “Accumulated other comprehensive loss” for these contracts. The hedge ineffectiveness for the gasoline and diesel fuel hedging instruments during the nine months ended June 27, 2008 was immaterial. As of June 27, 2008, the Company also has contracts for approximately 0.4 million gallons outstanding for fiscal 2008 that are not designated as hedges. Changes in the market value of these outstanding contracts are recorded directly in operating income and were not material in the nine months ended June 27, 2008. As of June 27, 2008, the fair value of the Company’s gasoline and diesel fuel hedge agreements was $2.9 million, which is included in “Prepayments and other current assets” in the Condensed Consolidated Balance Sheet.

Predecessor

The Company had $300 million and £93 million of interest rate swap agreements, which were designated as cash flow hedging instruments, fixing the rate on a like amount of variable rate borrowings, and $100 million of swap agreements designated as fair-value hedging instruments. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a cash flow hedge are recorded in accumulated other comprehensive income (loss) and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. Changes in the fair value of a derivative that is designated as and meets all the required criteria for a fair value hedge are recognized currently in earnings, offset by recognizing currently in earnings the change in the fair value of the underlying hedged item. The hedge ineffectiveness for cash flow and fair value hedging instruments for the Predecessor period from September 30, 2006 through January 26, 2007 was immaterial. Both of the cash flows hedges and the fair value hedge were terminated in January 2007.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(7)	CAPITAL STOCK:

Pursuant to the Stockholders Agreement of the Parent Company, commencing on January 26, 2008, upon termination of employment from the Company or one of its subsidiaries, members of the Company’s management (other than Mr. Neubauer) who hold shares of common stock of the Parent Company can cause the Parent Company to repurchase all of their initial investment shares (as defined) at appraised fair market value. Generally, payment for shares repurchased could be, at the Parent Company’s option, in cash or installment notes. The amount of common stock subject to repurchase as of June 27, 2008 was $224.5 million, which is based on approximately 15.4 million shares of common stock of the Parent Company valued at $14.58 per share. The Stockholders Agreement, the senior secured credit agreement and the indenture governing the 8.50% senior notes due 2015 and the senior floating rate notes due 2015 contain limitations on the amount the Company can expend for such share repurchases.

(8)	SHARE-BASED COMPENSATION:

Successor

Compensation cost charged to expense during the three and nine months ended June 27, 2008, the three months ended June 29, 2007 and the Successor period from January 27, 2007 through June 29, 2007 for share-based compensation programs was approximately $5.6 million, before taxes of $2.2 million, $22.1 million, before tax of $8.6 million, $10.4 million, before taxes of $4.0 million, and $17.6 million, before taxes of $6.7 million, respectively. The compensation cost recognized is classified as “Selling and general corporate expenses” in the Condensed Consolidated Statements of Operations. No compensation cost was capitalized. For the nine months ended June 27, 2008 and the Successor period from January 27, 2007 through June 29, 2007, the amount of excess tax benefits included in “Other financing activities” in the Condensed Consolidated Statements of Cash Flows was approximately $1.3 million and $0, respectively.

Stock Options

Time-Based Options

The compensation cost charged to expense during the three and nine months ended June 27, 2008, the three months ended June 29, 2007, and the Successor period from January 27, 2007 through June 29, 2007 for Time-Based Options was approximately $2.9 million, $8.2 million, $2.6 million and $4.5 million, respectively.

A summary of Time-Based Options activity is presented below:

Options	Shares (000s)	Weighted- Average Exercise Price
Outstanding at September 28, 2007	13,146	$10.13
Granted	1,485	$14.28
Exercised	(60)	$10.00
Forfeited	(592)	$10.15

Outstanding at June 27, 2008	13,979	$10.57

The weighted-average grant-date fair value using the Black-Scholes option pricing model of Time-Based Options granted during the nine months ended June 27, 2008 was $4.08 per option.

Performance-Based Options

The compensation cost charged to expense during the three and nine months ended June 27, 2008, the three months ended June 29, 2007, and the Successor period from January 27, 2007 through June 29, 2007 for Performance-Based Options was approximately $2.6 million, $10.4 million, $5.1 million and $8.4 million, respectively.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of Performance-Based Options activity is presented below:

Options	Shares (000s)	Weighted- Average Exercise Price
Outstanding at September 28, 2007	13,146	$10.13
Granted	1,485	$14.28
Exercised	(60)	$10.00
Forfeited	(578)	$10.16

Outstanding at June 27, 2008	13,993	$10.57

The weighted-average grant-date fair value using the Black-Scholes option pricing model of Performance-Based Options granted during the nine months ended June 27, 2008 was $3.99 per option.

Nonvested Shares

The compensation cost charged to expense during the three and nine months ended June 27, 2008, the three months ended June 29, 2007, and the Successor period from January 27, 2007 through June 29, 2007 for nonvested share awards was approximately $0, $3.1 million, $2.7 million and $4.4 million, respectively.

A summary of nonvested shares activity is presented below:

Nonvested Shares	Shares (000s)	Weighted- Average Grant-Date Fair Value
Nonvested at September 28, 2007	997	$10.00
Granted	—	$—
Vested	(975)	$10.00
Forfeited	(22)	$10.00

Nonvested at June 27, 2008	—	$—

Deferred Stock Units

The Company granted 27,850 deferred stock units during the nine months ended June 27, 2008. The compensation cost charged to expense during the three and nine months ended June 27, 2008, the three months ended June 29, 2007, and the Successor period from January 27, 2007 through June 29, 2007 for deferred stock units was approximately $0.1 million, $0.4 million, $0 and $0.3 million, respectively.

Predecessor

Prior to the Transaction, the Company had various share-based compensation programs, which included stock options and restricted stock units. Pursuant to the Transaction (described in Notes 1 and 2), all outstanding stock options and restricted stock units became fully vested and the holders became entitled to receive cash consideration equal to the difference between the exercise price and $33.80 per share for stock options and $33.80 per share for restricted stock units. The Predecessor share-based compensation programs were discontinued in connection with the Transaction.

For the Predecessor period from September 30, 2006 through January 26, 2007, approximately $11.2 million of excess tax benefits were included in “Other financing activities” in the Condensed Consolidated Statement of Cash Flows.

Compensation cost charged to expense in the Predecessor period from September 30, 2006 through January 26, 2007 for all share-based compensation programs was approximately $84.1 million, before taxes of $31.9 million. The compensation cost recognized is classified as “Selling and general corporate expenses” in the Condensed Consolidated Statements of Operations. No cost was capitalized during Predecessor period of fiscal 2007.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Stock Options

Compensation cost was recognized on a straight-line basis over the vesting period during which employees performed the related services. Approximately $51.4 million was charged to expense during the Predecessor period from September 30, 2006 through January 26, 2007.

Pursuant to the Transaction, all nonvested stock options vested immediately, which resulted in a charge of approximately $21.1 million during the Predecessor period from September 30, 2006 through January 26, 2007 for the recognition of all unrecognized compensation cost. In addition, due to provisions included in the ARAMARK 2001 Equity Incentive Plan (2001 EIP) that allowed for the cash settlement of stock options upon a change in control, the Predecessor period from September 30, 2006 through January 26, 2007 also includes a charge of approximately $26.1 million for the reclassification of stock options from equity awards to liability awards.

Restricted Stock Units

Compensation cost was recognized on a straight-line basis over the vesting period during which employees performed the related services. Approximately $32.7 million was charged to expense during the Predecessor period from September 30, 2006 through January 26, 2007.

Pursuant to the Transaction, all nonvested restricted stock units vested immediately, which resulted in a charge of approximately $21.1 million during the Predecessor period from September 30, 2006 through January 26, 2007 for the recognition of all unrecognized compensation cost. In addition, due to provisions included in the 2001 EIP that allowed for the cash settlement of restricted stock units upon a change in control, the Predecessor period from September 30, 2006 through January 26, 2007 also includes a charge of approximately $8.8 million for the reclassification of restricted stock units from equity awards to liability awards.

(9)	ACCOUNTS RECEIVABLE SECURITIZATION:

The Company has an agreement (the Receivables Facility) with several financial institutions whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable, as defined in the Receivables Facility. As part of the Transaction, the Company amended and restated the Receivables Facility, increasing the maximum sales amount from $225 million to $250 million. Pursuant to the Receivables Facility, the Company formed ARAMARK Receivables, LLC, a wholly-owned, consolidated, bankruptcy-remote subsidiary. ARAMARK Receivables, LLC was formed for the sole purpose of buying and selling receivables generated by certain subsidiaries of the Company. Under the Receivables Facility, certain subsidiaries of the Company transfer without recourse all of their accounts receivable to ARAMARK Receivables, LLC. ARAMARK Receivables, LLC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables. As collections reduce previously sold interests, interests in new, eligible receivables can be sold, subject to meeting certain conditions. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125.”

The Company has retained an undivided interest in the transferred receivables of approximately $158.4 million and $289.0 million at June 27, 2008 and September 28, 2007, respectively, which is subject to a security interest. Because the sold accounts receivable underlying the retained ownership interest are generally short-term in nature, the fair value of the retained interest approximated its carrying value at both June 27, 2008 and September 28, 2007. At June 27, 2008 and September 28, 2007, approximately $250.0 million and $234.6 million of accounts receivable were sold and removed from the Condensed Consolidated Balance Sheets, respectively. The Company has retained collection and administrative responsibility for the participating interest sold but has not recorded an asset or liability related to the servicing responsibility retained as the fees earned for servicing were estimated to approximate fair value of the services provided. The discount on the sale of the undivided interest in the transferred receivables is based on the cost of the commercial paper borrowings of the buyers. The loss on the sale of receivables was approximately $9.3 million, $6.0 million and $4.1 million for the Successor nine months ended June 27, 2008, the Successor period from January 27, 2007 through June 29, 2007 and the Predecessor period from September 30, 2006 through January 26, 2007, respectively, and is included in “Interest and Other Financing Costs, net” in the Condensed Consolidated Statements of Operations.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(10)	EQUITY INVESTMENTS:

The Company’s principal equity method investment is its 50% ownership interest in AIM Services Co., Ltd., a Japanese food and support services company. Summarized financial information for AIM Services Co., Ltd. follows (in thousands):

	Three Months Ended June 27, 2008	Nine Months Ended June 27, 2008	Three Months Ended June 29, 2007	Period from January 27, 2007 through June 29, 2007
Sales	$365,603	$1,031,325	$306,110	$494,943
Gross profit	42,739	123,383	37,864	61,304
Net income	4,921	17,126	5,032	8,998

ARAMARK’s equity in undistributed earnings of AIM Services Co., Ltd., net of allocated investment amortization, was $1.7 million, $6.3 million, $1.9 million and $3.5 million for the three and nine months ended June 27, 2008, the three months ended June 29, 2007 and the Successor period from January 27, 2007 through June 29, 2007, respectively, and is recorded as a reduction of “Cost of services provided” in the Condensed Consolidated Statements of Operations.

(11)	BUSINESS SEGMENTS:

In the fourth quarter of fiscal 2007, management modified its segment reporting structure to align the segment reporting more closely with ARAMARK’s management and internal reporting structure. Specifically, the Canadian food and support services operations are now reported together with the United States food and support services operations and the segment has been renamed Food and Support Services—Domestic. Previously, the Canadian operations were included in the Food and Support Services—International segment.

The former Uniform and Career Apparel—Direct Marketing segment has been combined with the Uniform and Career Apparel—Rental segment in response to the continuing integration of these two business areas, the common management team and the continuing emphasis on approaching the industry as a single uniform solution provider.

All prior period segment information has been restated to reflect the new reporting structure. Management believes this new presentation enhances the utility of the segment information, as it reflects the current ARAMARK management structure and operating organization.

Sales and operating income by reportable segment follow (in thousands):

Sales	Three Months Ended June 27, 2008	Three Months Ended June 29, 2007
Food and Support Services—Domestic	$2,219,849	$2,122,980
Food and Support Services—International	733,367	603,076
Uniform and Career Apparel	426,862	418,048

	$3,380,078	$3,144,104

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Operating Income	Three Months Ended June 27, 2008	Three Months Ended June 29, 2007
Food and Support Services—Domestic	$73,692	$74,772
Food and Support Services—International	29,675	24,952
Uniform and Career Apparel	29,460	33,609

	132,827	133,333
Corporate	(13,906)	(23,468)
Other income (expense) (Note 13)	—	21,177

Operating Income	118,921	131,042
Interest, net	(123,940)	(133,608)

Loss Before Taxes	$(5,019)	$(2,566)

	Successor		Predecessor
Sales	Nine Months Ended June 27, 2008	Period from January 27, 2007 through June 29, 2007	Period from September 30, 2006 through January 26, 2007
Food and Support Services—Domestic	$6,550,152	$3,605,936	$2,674,435
Food and Support Services—International	2,052,969	982,790	714,550
Uniform and Career Apparel	1,300,754	700,998	556,883

	$9,903,875	$5,289,724	$3,945,868

	Successor		Predecessor
Operating Income	Nine Months Ended June 27, 2008	Period from January 27, 2007 through June 29, 2007	Period from September 30, 2006 through January 26, 2007
Food and Support Services—Domestic	$270,123	$151,332	$130,735
Food and Support Services—International	75,740	43,630	22,621
Uniform and Career Apparel	92,286	52,281	51,161

	438,149	247,243	204,517
Corporate	(46,788)	(28,624)	(135,982)
Other income (expense) (Note 13)	—	21,177	—

Operating Income	391,361	239,796	68,535
Interest, net	(382,342)	(237,629)	(48,672)

Income Before Taxes	$9,019	$2,167	$19,863

In the first and second fiscal quarters, within the “Food and Support Services—Domestic” segment, historically there has been a lower level of activity at the higher margin sports, entertainment and recreational food service operations which is partly offset by increased activity in the educational operations. However, in the third and fourth fiscal quarters, historically there has been a significant increase at sports, entertainment and recreational accounts which is partially offset by the effect of summer recess on the educational accounts. In addition, there is a seasonal increase in volume of directly marketed work clothing during the first fiscal quarter.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Depreciation and amortization increased significantly in the Successor periods compared to the Predecessor periods as a result of purchase accounting for the Transaction, which resulted in the allocation of approximately $1.7 billion of purchase consideration to amortizable customer relationship intangible assets and fair value adjustments to property and equipment. Depreciation and amortization for the Successor three and nine months ended June 27, 2008, the Successor three months ended June 29, 2007, the Successor period from January 27, 2007 through June 29, 2007 and the Predecessor period from September 30, 2006 through January 26, 2007 by segment follows (in thousands):

	Successor				Predecessor
	Three Months Ended June 27, 2008	Three Months Ended June 29, 2007	Nine Months Ended June 27, 2008	Period from January 27, 2007 through June 29, 2007	Period from September 30, 2006 through January 26, 2007
Food and Support Services—Domestic	$80,611	$81,600	$241,315	$131,290	$72,593
Food and Support Services—International	15,155	13,085	44,900	22,368	15,545
Uniform and Career Apparel	30,076	27,256	87,226	47,250	27,650
Corporate	247	291	742	544	650

	$126,089	$122,232	$374,183	$201,452	$116,438

During the Predecessor period from September 30, 2006 through January 26, 2007, the Company recorded as Corporate expense costs of $112.1 million related to the Transaction, which included $11.2 million of accounting, investment banking, legal and other costs associated with the Transaction, a compensation charge of approximately $77.1 million related to the accelerated vesting and buyout of employee stock options and restricted stock units, and a charge of approximately $23.8 million related to change in control payments to certain executives. During the three months ended June 29, 2007 and the Successor period from January 27, 2007 through June 29, 2007, the Company recorded costs of approximately $4.3 million and $4.6 million, respectively, related to legal fees associated with the Transaction.

During the Successor period from January 27, 2007 through June 29, 2007, the Company recorded a charge of $12.8 million for the cost of obtaining a bridge financing facility for the Transaction, which is included in “Interest, net” (see Note 2).

(12)	NEW ACCOUNTING PRONOUNCEMENTS:

In March 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” which will enhance and expand the disclosures for derivative instruments and hedging activities. SFAS No. 161 is effective for ARAMARK beginning in the second quarter of fiscal 2009.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations,” which will significantly change the accounting for business combinations. SFAS No. 141R is effective for ARAMARK for business combinations finalized beginning in fiscal 2010.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51,” which establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for ARAMARK beginning in fiscal 2010.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which allows companies to elect fair-value measurement when an eligible financial asset or financial liability is initially recognized or when an event, such as a business combination, triggers a new basis of accounting for that financial asset or financial liability. The election must be applied to individual contracts, is irrevocable for every contract chosen to be measured at fair value, and must be applied to an entire contract, not to only specified risks, specific cash flows, or portions of that contract. Changes in the fair value of contracts elected to be measured at fair value are recognized in earnings each reporting period. SFAS No. 159 is effective for ARAMARK beginning in fiscal 2009.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for ARAMARK beginning in fiscal 2009 for financial assets and financial liabilities and fiscal 2010 for nonfinancial assets and nonfinancial liabilities.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In April 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets,” which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” FSP No. FAS 142-3 is effective for ARAMARK beginning in fiscal 2010.

The Company is currently evaluating each of these pronouncements.

(13)	ACQUISITIONS AND DIVESTITURES:

During June 2007, the Company sold its 50% partnership interest in SMG for approximately $285 million, net of transaction fees, which exceeded the historical basis of the investment prior to the Transaction by approximately $217 million. The excess was fully taxable, resulting in a current income tax liability of approximately $76 million. In connection with the Transaction accounting, the SMG investment was written up to its estimated acquisition date fair value, except for the portion (approximately 10%) related to the carryover investor basis (see Note 2). As a result, for financial reporting purposes a gain of $21.2 million, related to the Predecessor basis portion of the investment, was recognized as “Other (income) expense” in the Condensed Consolidated Statements of Operations.

During the Predecessor period from September 30, 2006 through January 26, 2007, the Company acquired Overall Laundry Services, Inc., a regional uniform rental company, for approximately $84 million. The Company’s pro forma results of operations for the Predecessor period from September 30, 2006 through January 26, 2007 would not have been materially different than reported, assuming that the acquisition had occurred at the beginning of the fiscal period.

(14)	COMMITMENTS AND CONTINGENCIES:

Certain of the Company’s operating lease arrangements, primarily vehicle leases, with terms of one to eight years, contain provisions related to residual value guarantees. The maximum potential liability to ARAMARK under such arrangements was approximately $80.9 million at June 27, 2008 if the terminal fair value of vehicles coming off lease was zero. Consistent with past experience, management does not expect any significant payments will be required pursuant to these arrangements. No amounts have been accrued for these arrangements at June 27, 2008.

From time to time, the Company is a party to various legal actions and investigations involving claims incidental to the conduct of its business, including actions by clients, customers, employees and third parties, including under federal and state employment laws, wage and hour laws, human health and safety laws and customs, import and export control laws, environmental laws and dram shop laws. Based on information currently available, advice of counsel, available insurance coverage, established reserves and other resources, the Company does not believe that any such actions are likely to be, individually or in the aggregate, material to its business, financial condition, results of operations or cash flows. However, in the event of unexpected further developments, it is possible that the ultimate resolution of these matters, or other similar matters, if unfavorable, may be materially adverse to the Company’s business, financial condition, results of operations or cash flows.

In July 2004, the Company learned that it was under investigation by the United States Department of Commerce, among others, relating to Galls, a division of the Company, in connection with record keeping and documentation of certain export sales. The Government obtained and received numerous records from the Company, which is cooperating in the investigation. The Company can give no assurance as to the outcome of this investigation.

In June 2006, the Bermuda Monetary Authority presented a winding up petition to the Supreme Court of Bermuda as to Hatteras Re, a Bermuda reinsurance company which participated in a portion of ARAMARK’s casualty insurance program, to place it into provisional liquidation. A joint provisional liquidator (hereinafter the “Liquidator”) was appointed and authorized to assume control of Hatteras Re’s business. At an official meeting of creditors on November 9, 2006, the creditors elected to keep the Liquidator as a permanent liquidator and ARAMARK was elected to the Committee of Inspection. The Supreme Court of Bermuda then approved these elections. On March 12, 2007, ARAMARK and the Liquidator finalized a settlement whereby the Liquidator released certain funds held by Hatteras Re to ARAMARK. Using these funds, ARAMARK then entered into an agreement with an alternate carrier to novate the insurance policies at issue. As a part of the settlement, the Liquidator has also agreed to a total claim by ARAMARK against the estate of Hatteras Re of $10.25 million. The Liquidator recently finalized a settlement with the principals of Hatteras Re and other potentially responsible third parties for approximately $11 million, of which approximately $8.3 million has been paid to date. After paying the estate’s expenses, these funds will be used to pay a portion of ARAMARK’s claim, along with the claims of other creditors to the estate. While the ultimate outcome of this matter is uncertain, and dependent in part on future developments, based on the information currently available, ARAMARK and its insurance advisors do not expect that the final resolution will have a material adverse effect on the consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(15)	CONDENSED CONSOLIDATING FINANCIAL STATEMENTS OF ARAMARK CORPORATION AND SUBSIDIARIES:

The following condensed consolidating financial statements of ARAMARK Corporation and subsidiaries have been prepared pursuant to Rule 3-10 of Regulation S-X.

These condensed consolidating financial statements have been prepared from the Company’s financial information on the same basis of accounting as the condensed consolidated financial statements. Interest expense and certain administrative costs are partially allocated to all of the subsidiaries of the Company. Goodwill and other intangible assets have been allocated to all of the subsidiaries of the Company based on management’s estimates. On January 26, 2007, in connection with the Transaction, the Company issued 8.50% senior notes due 2015 and senior floating rate notes due 2015. The senior notes are jointly and severally guaranteed on a senior unsecured basis by substantially all of the Company’s existing and future domestic subsidiaries (excluding the receivables facility subsidiary) (“Guarantors”). Each of the Guarantors is wholly-owned, directly or indirectly, by the Company. All other subsidiaries of the Company, either direct or indirect, do not guarantee the senior notes (“Non-Guarantors”). The Guarantors also guarantee certain other unregistered debt.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

June 27, 2008 (Successor)

(in millions)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$10.4	$33.6	$40.7	$—	$84.7
Receivables	6.5	292.6	634.4	—	933.5
Inventories, at lower of cost or market	19.0	429.9	77.5	—	526.4
Prepayments and other current assets	35.5	82.9	26.6	—	145.0

Total current assets	71.4	839.0	779.2	—	1,689.6

Property and Equipment, net	50.5	965.9	205.1	—	1,221.5
Goodwill	173.1	3,713.0	679.9	—	4,566.0
Investment in and Advances to Subsidiaries	6,992.2	257.7	296.2	(7,546.1)	—
Other Intangible Assets	81.9	1,889.6	289.1	—	2,260.6
Other Assets	134.5	355.6	256.8	(2.0)	744.9

	$7,503.6	$8,020.8	$2,506.3	$(7,548.1)	$10,482.6

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Current maturities of long-term borrowings	$2.3	$13.1	$35.0	$—	$50.4
Accounts payable	117.5	266.6	282.4	—	666.5
Accrued expenses and other liabilities	246.6	549.4	170.4	—	966.4

Total current liabilities	366.4	829.1	487.8	—	1,683.3

Long-Term Borrowings	5,228.8	45.9	608.3	—	5,883.0
Deferred Income Taxes and Other Noncurrent Liabilities	310.8	827.2	180.7	—	1,318.7
Intercompany Payable	—	6,071.2	1,005.0	(7,076.2)	—
Common Stock Subject to Repurchase	224.5	—	—	—	224.5
Shareholder’s Equity	1,373.1	247.4	224.5	(471.9)	1,373.1

	$7,503.6	$8,020.8	$2,506.3	$(7,548.1)	$10,482.6

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEETS

September 28, 2007 (Successor)

(in millions)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$34.4	$28.5	$20.7	$—	$83.6
Receivables	4.3	214.3	690.1	—	908.7
Inventories, at lower of cost or market	18.0	442.7	67.0	—	527.7
Prepayments and other current assets	24.6	82.7	16.6	—	123.9

Total current assets	81.3	768.2	794.4	—	1,643.9

Property and Equipment, net	53.4	958.5	193.2	—	1,205.1
Goodwill	177.2	3,928.9	521.6	—	4,627.7
Investment in and Advances to Subsidiaries	6,819.8	188.4	277.7	(7,285.9)	—
Other Intangible Assets	89.0	1,994.1	292.5	—	2,375.6
Other Assets	141.6	334.7	235.9	(2.0)	710.2

	$7,362.3	$8,172.8	$2,315.3	$(7,287.9)	$10,562.5

LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Current maturities of long-term borrowings	$2.1	$12.7	$36.6	$—	$51.4
Accounts payable	142.3	368.4	239.8	—	750.5
Accrued expenses and other liabilities	165.7	642.2	153.0	—	960.9

Total current liabilities	310.1	1,023.3	429.4	—	1,762.8

Long-Term Borrowings	5,211.9	37.9	589.3	—	5,839.1
Deferred Income Taxes and Other Noncurrent Liabilities	241.9	924.1	196.2	—	1,362.2
Intercompany Payable	—	5,995.0	953.7	(6,948.7)	—
Common Stock Subject to Repurchase	179.7	—	—	—	179.7
Shareholder’s Equity	1,418.7	192.5	146.7	(339.2)	1,418.7

	$7,362.3	$8,172.8	$2,315.3	$(7,287.9)	$10,562.5

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the three months ended June 27, 2008 (Successor)

(in millions)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
Sales	$291.7	$2,105.4	$983.0	$—	$3,380.1

Costs and Expenses:
Cost of services provided	294.3	1,885.2	908.3	—	3,087.8
Depreciation and amortization	5.5	97.3	23.2	—	126.0
Selling and general corporate expenses	15.4	24.5	7.4	—	47.3
Interest and other financing costs	108.6	1.0	14.4	—	124.0
Expense allocation	(139.0)	129.4	9.6	—	—

	284.8	2,137.4	962.9	—	3,385.1

Income (Loss) before income taxes	6.9	(32.0)	20.1	—	(5.0)
Provision (Benefit) for Income Taxes	2.5	(9.2)	5.3	—	(1.4)
Equity in Net Loss of Subsidiaries	(8.0)	—	—	8.0	—

Net income (loss)	$(3.6)	$(22.8)	$14.8	$8.0	$(3.6)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the nine months ended June 27, 2008 (Successor)

(in millions)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
Sales	$864.3	$6,235.6	$2,803.9	$—	$9,903.8

Costs and Expenses:
Cost of services provided	858.7	5,547.6	2,588.4	—	8,994.7
Depreciation and amortization	19.9	285.7	68.6	—	374.2
Selling and general corporate expenses	51.9	72.1	19.6	—	143.6
Interest and other financing costs	333.3	2.3	46.7	—	382.3
Expense allocation	(385.7)	364.1	21.6	—	—

	878.1	6,271.8	2,744.9	—	9,894.8

Income (Loss) before income taxes	(13.8)	(36.2)	59.0	—	9.0
Provision (Benefit) for Income Taxes	(3.2)	(9.4)	15.8	—	3.2
Equity in Net Income of Subsidiaries	16.4	—	—	(16.4)	—

Net income (loss)	$5.8	$(26.8)	$43.2	$(16.4)	$5.8

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the three months ended June 29, 2007 (Successor)

(in millions)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
Sales	$297.1	$2,029.5	$817.5	$—	$3,144.1

Costs and Expenses:
Cost of services provided	302.0	1,782.6	753.1	—	2,837.7
Depreciation and amortization	4.0	98.1	20.2	—	122.3
Selling and general corporate expenses	24.7	22.5	5.9	—	53.1
Interest and other financing costs	118.5	0.6	14.5	—	133.6
Expense allocation	2.9	3.6	(6.5)	—	—

	452.1	1,907.4	787.2	—	3,146.7

Income (Loss) before income taxes	(155.0)	122.1	30.3	—	(2.6)
Provision (Benefit) for Income Taxes	(60.1)	47.7	10.5	—	(1.9)
Equity in Net Income of Subsidiaries	94.2	—	—	(94.2)	—

Net income (loss)	$(0.7)	$74.4	$19.8	$(94.2)	$(0.7)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the period from January 27, 2007 through June 29, 2007 (Successor)

(in millions)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
Sales	$495.7	$3,444.3	$1,349.7	$—	$5,289.7

Costs and Expenses:
Cost of services provided	501.0	3,032.5	1,236.7	—	4,770.2
Depreciation and amortization	7.7	159.4	34.4	—	201.5
Selling and general corporate expenses	30.6	38.3	9.4	—	78.3
Interest and other financing costs	215.8	1.0	20.8	—	237.6
Expense allocation	(20.4)	18.7	1.7	—	—

	734.7	3,249.9	1,303.0	—	5,287.6

Income (Loss) before income taxes	(239.0)	194.4	46.7	—	2.1
Provision (Benefit) for Income Taxes	(93.6)	76.2	15.8	—	(1.6)
Equity in Net Income of Subsidiaries	149.1	—	—	(149.1)	—

Net income	$3.7	$118.2	$30.9	$(149.1)	$3.7

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

For the period from September 30, 2006 through January 26, 2007 (Predecessor)

(in millions)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
Sales	$357.4	$2,608.5	$980.0	$—	$3,945.9

Costs and Expenses:
Cost of services provided	360.2	2,314.3	912.5	—	3,587.0
Depreciation and amortization	9.2	84.8	22.4	—	116.4
Selling and general corporate expenses	137.8	29.0	7.1	—	173.9
Interest and other financing costs	35.2	0.6	12.9	—	48.7
Expense allocation	(42.6)	34.6	8.0	—	—

	499.8	2,463.3	962.9	—	3,926.0

Income (Loss) before income taxes	(142.4)	145.2	17.1	—	19.9
Provision (Benefit) for Income Taxes	(55.4)	55.1	5.4	—	5.1
Equity in Net Income of Subsidiaries	101.8	—	—	(101.8)	—

Net income	$14.8	$90.1	$11.7	$(101.8)	$14.8

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the nine months ended June 27, 2008 (Successor)

(in millions)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$35.9	$(45.2)	$184.5	$71.6	$246.8

Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(8.2)	(161.6)	(58.6)	—	(228.4)
Disposals of property and equipment	0.8	5.1	4.3	—	10.2
Acquisitions of businesses, net of cash acquired	—	(26.5)	(7.9)	—	(34.4)
Other investing activities	0.7	(6.3)	3.0	—	(2.6)

Net cash used in investing activities	(6.7)	(189.3)	(59.2)	—	(255.2)

Cash flows from financing activities:
Proceeds from additional long-term borrowings	12.0	—	20.6	—	32.6
Payment of long-term borrowings	(1.6)	(6.5)	(15.6)	—	(23.7)
Proceeds from issuance of common stock	1.2	—	—	—	1.2
Capital contributions	3.9	—	—	—	3.9
Repurchase of stock	(8.7)	—	—	—	(8.7)
Other financing activities	4.2	—	—	—	4.2
Change in intercompany, net	(64.2)	246.1	(110.3)	(71.6)	—

Net cash provided by (used in) financing activities	(53.2)	239.6	(105.3)	(71.6)	9.5

Increase (Decrease) in cash and cash equivalents	(24.0)	5.1	20.0	—	1.1

Cash and cash equivalents, beginning of period	34.4	28.5	20.7	—	83.6

Cash and cash equivalents, end of period	$10.4	$33.6	$40.7	$—	$84.7

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the period from January 27, 2007 through June 29, 2007 (Successor)

(in millions)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$603.1	$(239.2)	$(15.5)	$(18.2)	$330.2

Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(7.1)	(92.2)	(26.9)	—	(126.2)
Disposals of property and equipment	1.3	5.0	0.9	—	7.2
Proceeds from sale of investment	—	286.0	—	—	286.0
Acquisitions of businesses, net of cash acquired	—	(2.4)	(23.7)	—	(26.1)
Acquisition of ARAMARK Corporation	(6,100.0)	—	—	—	(6,100.0)
Other investing activities	54.0	(43.3)	(186.2)	180.8	5.3

Net cash provided by (used in) investing activities	(6,051.8)	153.1	(235.9)	180.8	(5,953.8)

Cash flows from financing activities:
Proceeds from additional long-term borrowings	5,382.8	—	555.1	—	5,937.9
Payment of long-term borrowings	(1,630.7)	(5.9)	(438.5)	—	(2,075.1)
Capital contributions	1,841.1	—	—	—	1,841.1
Repurchase of stock	(0.6)	—	—	—	(0.6)
Other financing activities	(136.4)	—	(2.1)	—	(138.5)
Change in intercompany, net	(76.6)	93.2	146.0	(162.6)	—

Net cash provided by financing activities	5,379.6	87.3	260.5	(162.6)	5,564.8

Increase (Decrease) in cash and cash equivalents	(69.1)	1.2	9.1	—	(58.8)
Cash and cash equivalents, beginning of period	77.4	31.2	28.0	—	136.6

Cash and cash equivalents, end of period	$8.3	$32.4	$37.1	$—	$77.8

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ARAMARK CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

For the period from September 30, 2006 through January 26, 2007 (Predecessor)

(in millions)

	ARAMARK Corporation	Guarantors	Non Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(624.5)	$366.9	$183.2	$(1.9)	$(76.3)

Cash flows from investing activities:
Purchases of property and equipment and client contract investments	(4.0)	(64.6)	(12.9)	—	(81.5)
Disposals of property and equipment	0.5	16.9	2.6	—	20.0
Acquisitions of businesses, net of cash acquired	—	(80.0)	(1.7)	—	(81.7)
Other investing activities	(18.7)	27.8	(3.6)	(2.2)	3.3

Net cash used in investing activities	(22.2)	(99.9)	(15.6)	(2.2)	(139.9)

Cash flows from financing activities:
Proceeds from additional long-term borrowings	260.0	—	157.0	—	417.0
Payment of long-term borrowings	(126.6)	(4.4)	—	—	(131.0)
Proceeds from issuance of common stock	9.7	—	—	—	9.7
Payment of dividends	(12.6)	—	—	—	(12.6)
Other financing activities	22.0	—	—	—	22.0
Change in intercompany, net	567.8	(251.5)	(320.4)	4.1	—

Net cash provided by (used in) financing activities	720.3	(255.9)	(163.4)	4.1	305.1

Increase in cash and cash equivalents	73.6	11.1	4.2	—	88.9
Cash and cash equivalents, beginning of period	3.8	20.1	23.8	—	47.7

Cash and cash equivalents, end of period	$77.4	$31.2	$28.0	$—	$136.6

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion and analysis of our results of operations and financial condition for the three and nine months ended June 27, 2008 and June 29, 2007 should be read in conjunction with the Company’s audited consolidated financial statements, and the notes to those statements, included in the Company’s Annual Report on Form 10-K for the fiscal year ended September 28, 2007.

ARAMARK Corporation (the “Company” or “ARAMARK”) was acquired on January 26, 2007 through a merger transaction with RMK Acquisition Corporation, a Delaware corporation controlled by investment funds associated with GS Capital Partners, CCMP Capital Advisors, J.P. Morgan Partners, Thomas H. Lee Partners and Warburg Pincus LLC (collectively, the “Sponsors”), Joseph Neubauer, Chairman and Chief Executive Officer of ARAMARK, and certain other members of the Company’s management. The acquisition was accomplished through the merger of RMK Acquisition Corporation with and into ARAMARK Corporation with ARAMARK Corporation being the surviving company (the “Transaction”).

The Company is a wholly-owned subsidiary of ARAMARK Intermediate Holdco Corporation, which is wholly-owned by ARAMARK Holdings Corporation (the “Parent Company”). ARAMARK Holdings Corporation, ARAMARK Intermediate Holdco Corporation and RMK Acquisition Corporation were formed for the purpose of facilitating the Transaction and have no operations other than ownership of the Company.

Although ARAMARK Corporation continued as the same legal entity after the Transaction, the accompanying condensed consolidated statements of operations and cash flows are presented for two periods: Predecessor and Successor, which relate to the period preceding the Transaction and the period succeeding the Transaction, respectively. As a result of the Transaction and the related purchase accounting described in Note 2 of the condensed consolidated financial statements, the Predecessor and Successor financial statements are not comparable. The Company refers to the operations of ARAMARK Corporation and subsidiaries for both the Predecessor and Successor periods.

On March 30, 2007, ARAMARK Corporation was merged with and into ARAMARK Services, Inc. with ARAMARK Services, Inc. being the surviving corporation. In connection with the consummation of the merger, ARAMARK Services, Inc. changed its name to ARAMARK Corporation.

Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, opinions, expectations, anticipations, intentions and beliefs. Actual results and the timing of events could differ materially from those anticipated in those forward-looking statements as a result of a number of factors, including those set forth under the Special Note About Forward-Looking Statements and elsewhere in this quarterly report on Form 10-Q. In the following discussion and analysis of results of operations and financial condition, certain financial measures may be considered “non-GAAP financial measures” under Securities and Exchange Commission (“SEC”) rules. These rules require supplemental explanation and reconciliation, which is provided in Exhibit 99.1 or elsewhere in this quarterly report on Form 10-Q, and is incorporated by reference herein.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are described in the notes to the consolidated financial statements included in our fiscal 2007 Annual Report on Form 10-K filed with the SEC. As described in such notes, the Company recognizes sales in the period in which services are provided pursuant to the terms of our contractual relationships with our clients.

In preparing our financial statements, management is required to make estimates and assumptions that, among other things, affect the reported amounts of assets, liabilities, sales and expenses. These estimates and assumptions are most significant where they involve levels of subjectivity and judgment necessary to account for highly uncertain matters or matters susceptible to change, and where they can have a material impact on our financial condition and operating performance. We discuss below the more significant estimates and related assumptions used in the preparation of our consolidated financial statements. If actual results were to differ materially from the estimates made, the reported results could be materially affected.

Asset Impairment Determinations

As a result of the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill and tradename are no longer amortized. Under this accounting standard, goodwill and tradename are subject to an impairment test that we conduct at least annually, using a discounted cash flow technique.

With respect to our other long-lived assets, we are required to test for asset impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. We apply SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in order to determine whether or not an asset was impaired. This standard requires an impairment analysis when indicators of impairment are present. If such indicators are present, the standard indicates that if the sum of the future expected cash flows from the asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset.

In making future cash flow analyses of various assets, the Company makes assumptions relating to the following:

•	The intended use of assets and the expected future cash flows resulting directly from such use.

•	Comparable market valuations of businesses similar to ARAMARK’s business segments.

•	Industry specific economic conditions.

•	Competitor activities and regulatory initiatives.

•	Client and customer preferences and behavior patterns.

We believe that an accounting estimate relating to asset impairment is a critical accounting estimate because the assumptions underlying future cash flow estimates are subject to change from time to time and the recognition of an impairment could have a significant impact on our income statement.

Environmental Loss Contingencies

Accruals for environmental loss contingencies (i.e., environmental reserves) are recorded when it is probable that a liability has been incurred and the amount can reasonably be estimated. Management views the measurement of environmental reserves as a critical accounting estimate because of the considerable uncertainty surrounding estimation, including the need to forecast well into the future. We are involved in legal proceedings under state, federal and local environmental laws in connection with operations of our uniform rental segment or businesses conducted by our predecessors or companies that we have acquired. The calculation of environmental reserves is based on the evaluation of currently available information, prior experience in the remediation of contaminated sites and assumptions with respect to government regulations and enforcement activity, changes in remediation technology and practices, and financial obligations and credit worthiness of other responsible parties and insurers.

Litigation and Claims

The Company is a party to various legal actions and investigations including, among others, employment matters, compliance with government regulations, including import and export controls and customs laws, federal and state employment laws, including wage and hour laws, human health and safety laws, dram shop laws, environmental laws, contractual disputes and other matters, including matters arising in the ordinary course of business. These claims may be brought by, among others, the government, clients, customers, employees and third parties. Management considers the measurement of litigation reserves as a critical accounting estimate because of the significant uncertainty in some cases relating to the outcome of potential claims or litigation and the difficulty of predicting the likelihood and range of potential liability involved, coupled with the material impact on our results of operations that could result from litigation or other claims. In determining legal reserves, management considers, among other issues:

•	Interpretation of contractual rights and obligations.

•	The status of government regulatory initiatives, interpretations and investigations.

•	The status of settlement negotiations.

•	Prior experience with similar types of claims.

•	Whether there is available insurance.

•	Advice of counsel.

Allowance for Doubtful Accounts

We encounter risks associated with sales and the collection of the associated accounts receivable. We record a provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate provision, management analyzes the creditworthiness of specific customers and the aging of customer balances. Management also considers general and specific industry economic conditions, industry concentrations, such as exposure to the non-profit healthcare sector and the airline industry, and contractual rights and obligations.

Management believes that the accounting estimate related to the allowance for doubtful accounts is a critical accounting estimate because the underlying assumptions used for the allowance can change from time to time and uncollectible accounts could potentially have a material impact on our results of operations.

Inventory Obsolescence

We record an inventory obsolescence reserve for obsolete, excess and slow-moving inventory, principally in the uniform and career apparel segment. In calculating our inventory obsolescence reserve, management analyzes historical data regarding customer demand within specific product categories and makes assumptions regarding economic conditions within customer specific industries, as well as style and product changes. Management believes that its accounting estimate related to inventory obsolescence is a critical accounting estimate because customer demand in certain of our businesses can be variable and changes in our reserve for inventory obsolescence could materially affect our financial results.

Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year and for deferred tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. We must make assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against a deferred tax asset. Our assumptions, judgments and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements. Our assumptions, judgments and estimates relative to the amount of deferred income taxes take into account estimates of the amount of future taxable income, and actual operating results in future years could render our current assumptions, judgments and estimates inaccurate. Any of the assumptions, judgments and estimates mentioned above could cause our actual income tax obligations to differ from our estimates.

Share-Based Compensation

As discussed in Note 11 to our consolidated financial statements in our fiscal 2007 Annual Report on Form 10-K, we value our employee stock options using the Black-Scholes option valuation model. The Black-Scholes option valuation model uses assumptions of the expected volatility of our stock, the expected dividend yield of our stock, the expected life of the options and the risk free interest rate. The expected term of stock options represents the weighted-average period the stock options are expected to remain outstanding. The expected term was calculated using the simplified method permitted under SEC Staff Accounting Bulletin No. 110. The risk-free interest rate assumption is based upon the rate applicable to the U.S. Treasury security with a maturity equal to the expected term of the option on the grant date. The dividend yield assumption is based on our history and expected future of dividend payouts.

As share-based compensation expense recognized in the Condensed Consolidated Statements of Operations is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123R, “Share-Based Payment,” requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on our historical experience.

Management believes that the accounting estimate related to the expense of stock options is a critical accounting estimate because the underlying assumptions can change from time to time and, as a result, the compensation expense that we record in future periods under SFAS No. 123R may differ significantly from what we have recorded in the current period with respect to similar instruments.

Critical accounting estimates and the related assumptions are evaluated periodically as conditions warrant, and changes to such estimates are recorded as new information or changed conditions require revision.

RESULTS OF OPERATIONS

Consolidated Overview

The following table presents our results of operations for the three and nine months ended June 27, 2008, the three months ended June 29, 2007, the Successor period from January 27, 2007 through June 29, 2007 and the Predecessor period from September 30, 2006 through January 26, 2007 (dollars in millions).

	Three Months Ended June 27, 2008	Three Months Ended June 29, 2007
Sales	$3,380.1	$3,144.1
Costs and Expenses	3,261.2	3,013.1

Operating Income	118.9	131.0
Interest and Other Financing Costs, net	123.9	133.6

Loss Before Income Taxes	(5.0)	(2.6)
Benefit for Income Taxes	(1.4)	(1.9)

Net Loss	$(3.6)	$(0.7)

	Successor		Predecessor
	Nine Months Ended June 27, 2008	Period from January 27, 2007 through June 29, 2007	Period from September 30, 2006 through January 26, 2007
Sales	$9,903.9	$5,289.7	$3,945.9
Costs and Expenses	9,512.5	5,049.9	3,877.4

Operating Income	391.4	239.8	68.5
Interest and Other Financing Costs, net	382.4	237.6	48.7

Income Before Income Taxes	9.0	2.2	19.8
Provision (Benefit) for Income Taxes	3.2	(1.6)	5.0

Net Income	$5.8	$3.8	$14.8

Sales for the Successor three and nine months ended June 27, 2008, the Successor three months ended June 29, 2007, the Successor period from January 27, 2007 through June 29, 2007, and the Predecessor period from September 30, 2006 through January 26, 2007 were $3,380.1 million, $9,903.9 million, $3,144.1 million, $5,289.7 million and $3,945.9 million, respectively. The fiscal 2008 periods benefited from base business growth in our worldwide Food and Support Services businesses and growth in our uniform rental business.

Operating income for the Successor three and nine months ended June 27, 2008, the Successor three months ended June 29, 2007, the Successor period from January 27, 2007 through June 29, 2007, and the Predecessor period from September 30, 2006 through January 26, 2007 was $118.9 million, $391.4 million, $131.0 million, $239.8 million and $68.5 million, respectively. Depreciation and amortization expense increased significantly in fiscal 2008 compared to fiscal 2007 as a result of purchase accounting for the Transaction, which resulted in the allocation of approximately $1.7 billion of purchase consideration to amortizable customer relationship intangible assets and fair value adjustments to property and equipment. Depreciation and amortization expense for the Successor three and nine months ended June 27, 2008, the Successor three months ended June 29, 2007, the Successor period from January 27, 2007 through June 29, 2007, and the Predecessor period from September 30, 2006 through January 26, 2007 was $126.1 million, $374.2 million, $122.2 million, $201.5 million and $116.4 million, respectively. Operating income for the Successor three months ended June 29, 2007 also includes Transaction-related costs of $4.3 million, a gain of $21.2 million from the sale of our 50% interest in SMG and $2.9 million of insurance proceeds related to Hurricane Katrina. Operating income for the Successor period from January 27, 2007 through June 29, 2007 also includes Transaction-related costs of $4.6 million, a gain of $21.2 million from the sale of our 50% interest in SMG, $2.9 million of insurance proceeds related to Hurricane Katrina and a $3.8 million currency transaction gain. Operating income for the Predecessor period from September 30, 2006 through January 26, 2007 includes Transaction-related costs of $112.1 million.

Interest and other financing costs, net, for the Successor three and nine months ended June 27, 2008, the Successor three months ended June 29, 2007 and the Successor period from January 27, 2007 through June 29, 2007 reflect the significant increase in debt levels resulting from the Transaction. The Successor period from January 27, 2007 through June 29, 2007 also includes a charge of $12.8 million for the cost of obtaining a bridge financing facility for the Transaction (see Note 2 of the condensed consolidated financial statements).

The effective income tax rates varied during the periods of fiscal 2008 and 2007 due to the more significant rate effect of tax credits and other items as our pretax income has been reduced as a result of the Transaction. We anticipate that our effective tax rate will continue to be volatile in future periods.

Net income (loss) for the Successor three and nine months ended June 27, 2008, the Successor three months ended June 29, 2007, the Successor period from January 27, 2007 through June 29, 2007, and the Predecessor period from September 30, 2006 through January 26, 2007 was ($3.6) million, $5.8 million, $(0.7) million, $3.8 million and $14.8 million, respectively, reflecting the significant Transaction-related costs, increased interest expense, increased intangible asset amortization and property and equipment depreciation resulting from the Transaction, and the $21.2 million gain from the sale of our 50% interest in SMG in the third quarter of fiscal 2007.

Supplementary Presentation of Results of Operations

We have prepared our supplementary discussion of the results of operations for the three and nine months ended June 27, 2008 by comparing the three months ended June 27, 2008 to the three months ended June 29, 2007 and the nine months ended June 27, 2008 to the mathematical combination of the Successor and Predecessor periods in the nine months ended June 29, 2007. Although this presentation does not comply with U.S. generally accepted accounting principles (GAAP), we believe that it provides a meaningful method of comparison because it enables us to compare our consolidated results over equivalent periods of time. The combined operating results have not been prepared as pro forma results under applicable regulations and may not reflect the actual results we would have achieved absent the Transaction and may not be predictive of future results of operations.

In the fourth quarter of fiscal 2007, management modified its segment reporting structure to align the segment reporting more closely with ARAMARK’s management and internal reporting structure. Specifically, the Canadian food and support services operations are now reported together with the United States food and support services operations and the segment has been renamed Food and Support Services—Domestic. Previously, the Canadian operations were included in the Food and Support Services—International segment.

The former Uniform and Career Apparel—Direct Marketing segment has been combined with the Uniform and Career Apparel—Rental segment in response to the continuing integration of these two business areas, the common management team and the continuing emphasis on approaching the industry as a single uniform solution provider.

All prior period segment information has been restated to reflect the new reporting structure. Management believes this new presentation enhances the utility of the segment information, as it reflects the current ARAMARK management structure and operating organization.

The following tables present our sales and operating income, and related percentages, attributable to each operating segment, for the three and nine months ended June 27, 2008 and June 29, 2007 (dollars in millions).

	Three Months Ended June 27, 2008		Three Months Ended June 29, 2007
Sales by Segment	$	%	$	%
Food and Support Services—Domestic	$2,219.8	66%	$2,123.0	68%
Food and Support Services—International	733.4	22%	603.1	19%
Uniform and Career Apparel	426.9	12%	418.0	13%

	$3,380.1	100%	$3,144.1	100%

	Successor			Predecessor	Combined(1)
	Nine Months Ended June 27, 2008		Period from January 27, 2007 through June 29, 2007	Period from September 30, 2006 through January 26, 2007	Nine Months Ended June 29, 2007
Sales by Segment	$	%	$	$	$	%
Food and Support Services—Domestic	$6,550.1	66%	$3,606.0	$2,674.4	$6,280.4	68%
Food and Support Services—International	2,053.0	21%	982.7	714.6	1,697.3	18%
Uniform and Career Apparel	1,300.8	13%	701.0	556.9	1,257.9	14%

	$9,903.9	100%	$5,289.7	$3,945.9	$9,235.6	100%

	Three Months Ended June 27, 2008		Three Months Ended June 29, 2007
Operating Income by Segment	$	%	$	%
Food and Support Services—Domestic	$73.7	62%	$74.8	57%
Food and Support Services—International	29.7	25%	24.9	19%
Uniform and Career Apparel	29.4	25%	33.6	26%

	132.8	112%	133.3	102%
Corporate	(13.9)	-12%	(23.5)	-18%
Other income (expense)	—	—	21.2	16%

	$118.9	100%	$131.0	100%

	Successor			Predecessor	Combined(1)
	Nine Months Ended June 27, 2008		Period from January 27, 2007 through June 29, 2007	Period from September 30, 2006 through January 26, 2007	Nine Months Ended June 29, 2007
Operating Income by Segment	$	%	$	$	$	%
Food and Support Services—Domestic	$270.1	69%	$151.3	$130.8	$282.1	92%
Food and Support Services—International	75.8	19%	43.6	22.6	66.2	21%
Uniform and Career Apparel	92.3	24%	52.3	51.1	103.4	34%

	438.2	112%	247.2	204.5	451.7	147%
Corporate	(46.8)	-12%	(28.6)	(136.0)	(164.6)	-54%
Other income (expense)	—	—	21.2	—	21.2	7%

	$391.4	100%	$239.8	$68.5	$308.3	100%

(1)

Our combined results for the nine months ended June 29, 2007 represent the mathematical sum of the Predecessor period from September 30, 2006 through January 26, 2007 and the Successor period from January 27, 2007 through June 29, 2007. This combination does not comply with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides a meaningful comparison of our results.

Consolidated Overview

Sales of $3.4 billion for the fiscal 2008 third quarter and $9.9 billion for the nine-month period represented an increase of 8% and 7%, respectively, over the prior year periods. Excluding the impact of acquisitions, divestitures, foreign currency translation and conforming the fiscal reporting period of a subsidiary to that of the Company in fiscal 2007, the consolidated sales increase was 6% and 5% for the three and nine-month periods, respectively. Operating income was $118.9 million for the fiscal 2008 third quarter and $391.4 million for the nine-month period compared to $131.0 million and $308.3 million for the three and nine-month periods of fiscal 2007, respectively. The third quarter of fiscal 2007 includes Transaction-related costs of $4.3 million, a gain of $21.2 million from the sale of our 50% interest in SMG and $2.9 million of insurance proceeds related to Hurricane Katrina. The nine-month period of fiscal 2007 includes Transaction-related costs of $116.7 million, a gain of $21.2 million from the sale of our 50% interest in SMG, $2.9 million of insurance proceeds related to Hurricane Katrina and a $3.8 million currency transaction gain. Excluding the items above, the impact of foreign currency translation and the divestiture of the Company’s 50% interest in SMG in June 2007 ($3.9 million and $14.6 million for the three and nine-month periods of fiscal 2007, respectively), operating income increased 8% and decreased 1% for the three and nine-month periods, respectively. The increase in the quarter was driven by growth in the Food and Support Services—International segment and reduced share-based compensation expense. The decrease in the nine-month period was driven by growth in the Food and Support Services—Domestic and Food and Support Services—International segments being more than offset by the increase in depreciation and amortization expense, which was $374.2 million in the nine-month period of fiscal 2008 compared to $317.9 million in the prior year period. Depreciation and amortization expense increased significantly in fiscal 2008 compared to fiscal 2007 as a result of purchase accounting for the Transaction, which resulted in the allocation of approximately $1.7 billion of purchase consideration to amortizable customer relationship intangible assets and fair value adjustments to property and equipment.

Interest and other financing costs, net, for the third quarter of fiscal 2008 decreased approximately $9.7 million from the prior year period primarily due to lower average interest rates. Interest and other financing costs, net, for the nine months of fiscal 2008 increased approximately $96.0 million from the prior year period due to the significant increase in debt levels resulting from the Transaction. In addition, the 2007 nine-month period includes a charge of $12.8 million for the cost of obtaining a bridge financing facility for the Transaction.

The effective income tax rate for the nine months of fiscal 2008 was 35.3% compared to 15.6% in the prior year period. The variability in the effective tax rate is caused by the more significant rate effect of tax credits and other items as our pretax income has been reduced as a result of the Transaction. We anticipate that our effective tax rate will continue to be volatile in future periods.

Net income (loss) for the three and nine-months of fiscal 2008 was ($3.6) million and $5.8 million, respectively, compared to ($0.7) million and $18.6 million in the prior year periods, respectively, also reflecting the significant Transaction-related costs, increased interest expense, increased intangible asset amortization and property and equipment depreciation resulting from the Transaction, and the $21.2 million gain from the sale of our 50% interest in SMG in the third quarter of fiscal 2007.

Segment Results

The following tables present a fiscal 2008/2007 comparison of segment sales and operating income together with the amount of and percentage change between periods (dollars in millions).

	Three Months Ended June 27, 2008	Three Months Ended June 29, 2007	Change
Sales by Segment	$	$	$	%
Food and Support Services—Domestic	$2,219.8	$2,123.0	$96.8	5%
Food and Support Services—International	733.4	603.1	130.3	22%
Uniform and Career Apparel	426.9	418.0	8.9	2%

	$3,380.1	$3,144.1	$236.0	8%

	Successor		Predecessor	Combined(1)
	Nine Months Ended June 27, 2008	Period from January 27, 2007 through June 29, 2007	Period from September 30, 2006 through January 26, 2007	Nine Months Ended June 29, 2007	Change
Sales by Segment	$	$	$	$	$	%
Food and Support Services—Domestic	$6,550.1	$3,606.0	$2,674.4	$6,280.4	$269.7	4%
Food and Support Services—International	2,053.0	982.7	714.6	1,697.3	355.7	21%
Uniform and Career Apparel	1,300.8	701.0	556.9	1,257.9	42.9	3%

	$9,903.9	$5,289.7	$3,945.9	$9,235.6	$668.3	7%

	Three Months Ended June 27, 2008	Three Months Ended June 29, 2007	Change
Operating Income by Segment	$	$	$	%
Food and Support Services—Domestic	$73.7	$74.8	$(1.1)	-1%
Food and Support Services—International	29.7	24.9	4.8	19%
Uniform and Career Apparel	29.4	33.6	(4.2)	-12%
Corporate	(13.9)	(23.5)	9.6	-41%
Other income (expense)	—	21.2	(21.2)	n/m (2)

	$118.9	$131.0	$(12.1)	-9%

	Successor		Predecessor	Combined(1)
	Nine Months Ended June 27, 2008	Period from January 27, 2007 through June 29, 2007	Period from September 30, 2006 through January 26, 2007	Nine Months Ended June 29, 2007	Change
Operating Income by Segment	$	$	$	$	$	%
Food and Support Services—Domestic	$270.1	$151.3	$130.8	$282.1	$(12.0)	-4%
Food and Support Services—International	75.8	43.6	22.6	66.2	9.6	14%
Uniform and Career Apparel	92.3	52.3	51.1	103.4	(11.1)	-11%
Corporate	(46.8)	(28.6)	(136.0)	(164.6)	117.8	n/m (2)
Other income (expense)	—	21.2	—	21.2	(21.2)	n/m (2)

	$391.4	$239.8	$68.5	$308.3	$83.1	27%

(1)

Our combined results for the nine months ended June 29, 2007 represent the mathematical sum of the Predecessor period from September 30, 2006 through January 26, 2007 and the Successor period from January 27, 2007 through June 29, 2007. This combination does not comply with GAAP or with the rules for pro forma presentation, but is presented because we believe it provides a meaningful comparison of our results.

(2)	Not meaningful

Food and Support Services—Domestic Segment

Food and Support Services—Domestic segment sales for the three and nine-month periods of fiscal 2008 increased 5% and 4% over the prior year periods, respectively, primarily due to growth in the Sports & Entertainment, Higher Education and Healthcare businesses. Excluding the impact of acquisitions and foreign currency translation, sales growth was approximately 4% and 3% for the third quarter and the nine-month period, respectively. Our Business & Industry sector had low-single digit sales growth for the third quarter and the nine-month period of fiscal 2008, led primarily by Refreshment Services, and offset somewhat by a lower level of activity in our remote camps business in Canada as well as the impact of lower employment levels at a number of our business clients, especially those in the financial services sector. The Education sector had high-single digit sales growth for the third quarter and mid-single digit sales growth for the nine-month period of fiscal 2008, with strong base business growth in our Higher Education food business offset by lost business in K-12. The Higher Education business did benefit somewhat in the third quarter from the timing of the Easter holiday which fell in our second fiscal quarter this year as compared to our third quarter in the previous year. In our Healthcare sector, we realized mid-single digit sales growth for the third quarter and the nine-month period of fiscal 2008, led primarily by base growth in facility services. Our Sports and Entertainment sector had mid-single digit sales growth for the third quarter and nine-month period of fiscal 2008 led by the Stadiums & Arenas business.

Operating income in the Food and Support Services—Domestic segment was $73.7 million for the third quarter of fiscal 2008 compared to $74.8 million in the prior year period. Strong performance in Higher Education and Refreshment Services was offset by profit declines in our parks, corrections and convention center businesses. Our national and state parks business and our convention centers were quite soft in the quarter as we felt the impact of declines in consumer and business spending, while the decline in Corrections profits was primarily due to an unfavorable change in contract terms for a large state corrections client and continuing food cost increases. Operating income in the Food and Support Services—Domestic segment was $270.1 million for the nine-month period of fiscal 2008 compared to $282.1 million in the prior year period, as strong profit performance in the Education, Business & Industry and Healthcare sectors was more than offset by an increase in depreciation and amortization expense due to application of purchase accounting for the Transaction, which was $241.3 million in the nine-month period of fiscal 2008 compared to $203.9 million in the fiscal 2007 period.

Food and Support Services—International Segment

Sales for the third quarter of fiscal 2008 for the Food and Support Services—International segment were $733.4 million, an increase of 22% over the prior year period, led primarily by our operations in the U.K, China, Germany, Spain and Belgium. For the nine-month period of fiscal 2008, sales increased 21% over the prior year period to $2.1 billion. Excluding the impact of acquisitions, divestitures, foreign currency translation and conforming the fiscal reporting period of a subsidiary to that of the Company in fiscal 2007, sales growth was approximately 16% and 12% for the quarter and the nine-month period, respectively.

Operating income for the third quarter of fiscal 2008 was $29.7 million, up 19% from the prior year quarter, led by profit growth in Germany, Spain, the U.K. and Ireland. The results in the quarter benefited somewhat from the timing of the Easter holiday, which fell in our fiscal second quarter this year. For the nine-month period of fiscal 2008, operating income was $75.8 million, up 14% over prior year, with strong operating performance in the U.K., Ireland, Germany and Chile partially offset by an increase in depreciation and amortization expense due to application of purchase accounting for the Transaction, which was $44.9 million in the nine-month period of fiscal 2008 compared to $37.9 million in the fiscal 2007 period. Currency translation contributed approximately 9% to the growth in the three and nine-month periods.

Uniform and Career Apparel Segment

In the Uniform and Career Apparel segment, third quarter sales of $426.9 million were up 2% from the prior year period, led by growth in the uniform rental business and Galls offset by a sales decline at WearGuard-Crest. For the nine-month period of fiscal 2008, sales were $1.3 billion, up 3% from the prior year, led by growth in the uniform rental business. Economic pressures on our business clients have had a negative impact on our results, particularly in the direct sale portion of our business, where apparel sales have been down across all sale channels and are showing more significant year over year declines than in the first half of this year.

Operating income for the third quarter of fiscal 2008 was $29.4 million compared to $33.6 million in the prior year period, as strong performance in the uniform rental business, despite the negative impact of higher fuel costs, was more than offset by a decline in profits at WearGuard-Crest primarily as a result of lower apparel sales volumes, and an increase in depreciation and amortization expense due to application of purchase accounting for the Transaction, which was $30.1 million in the fiscal 2008 quarter compared to $27.3 million in the fiscal 2007 period. For the nine-month period of fiscal 2008, operating income was $92.3 million compared to $103.4 million in the prior year period, as strong performance in the uniform rental business and Galls was more than offset by a decline in profits at WearGuard-Crest, which has been impacted throughout the fiscal year by declining levels of apparel demand across all sales channels, and an increase in depreciation and amortization expense due to application of purchase accounting for the Transaction, which was $87.2 million in the nine-month period of fiscal 2008 compared to $74.9 million in the fiscal 2007 period.

Corporate

Corporate expenses, those administrative expenses not allocated to the business segments, were $13.9 million and $46.8 million for the three and nine-month periods of fiscal 2008, respectively, compared to $23.5 million and $164.6 million for the prior year periods, respectively. The decrease was due principally to $4.3 million and $116.7 million of Transaction-related costs incurred during the three and nine-month periods of fiscal 2007, respectively, and reduced share-based compensation expense in fiscal 2008 compared to fiscal 2007. The Transaction-related costs included $4.3 million and $15.8 million of accounting, investment banking, legal and other costs associated with the Transaction in the three and nine-month periods, respectively, a compensation charge of approximately $77.1 million related to the accelerated vesting and buyout of employee stock options and restricted stock units for the nine-month period, and a charge of approximately $23.8 million related to change in control payments to certain executives for the nine-month period. The Company also recorded a currency transaction gain of approximately $3.8 million in the nine-month period of fiscal 2007.

Other Income (Expense)

During June 2007, the Company recorded a gain of approximately $21.2 million resulting from the sale of its 50% interest in SMG.

OUTLOOK

The uncertain economic environment, including the variability of food and fuel costs, will likely continue to have an impact on our operations, particularly parks and destinations, convention centers, business services, corrections and uniform. Certain of our sectors, like Education and Healthcare, will be less impacted by the current economic environment.

FINANCIAL CONDITION AND LIQUIDITY

Reference to the Condensed Consolidated Statements of Cash Flows will facilitate understanding of the discussion that follows.

Cash provided by operating activities was $246.8 million in the fiscal 2008 nine-month period compared to $254.1 million in the comparable nine-month period of fiscal 2007. The principal components (in millions) of the net change of $7.3 million were:

• Increase in the total of net income and noncash charges	$93.7
• Decrease in accounts receivable sale proceeds	(12.0)
• Increased working capital requirements	(110.3)
• Other, net	21.3

$(7.3)

The increase in the total of net income and noncash charges results mainly from an overall growth in the business over the prior period and the Transaction-related costs recognized in fiscal 2007. The higher accounts receivable sale proceeds in fiscal 2007 were a result of the increase in the size of the Receivables Facility in connection with the Transaction in January 2007. The increased working capital requirements relate to decreases in current liabilities due to the timing of disbursements and the tax payment related to the gain on the sale of SMG that was not made until the fourth quarter of fiscal 2007. “Other” reflects increases in certain noncurrent liabilities (retirement plans and insurance).

As a result of the Transaction, we are highly leveraged. At June 27, 2008, we had outstanding approximately $5.9 billion in aggregate indebtedness. Due to an increase in Adjusted EBITDA, our Consolidated Secured Debt Ratio is below 4.00x; therefore, effective December 27, 2007, the actual margin spreads under the U.S. dollar and Euro term loan facilities and the synthetic letter of credit facilities were reduced from 2.00% to 1.875% with respect to LIBOR borrowings and from 1.00% to 0.875% with respect to base-rate borrowings. In January 2008, the size of the Company’s synthetic letter of credit facility was reduced to $200 million. During the nine months ended June 27, 2008, the Company entered into $300 million of interest rate swap agreements, which are designated as cash flow hedging instruments and fix the rate on a like amount of variable rate term loan borrowings and floating rate notes.

At July 25, 2008, there was approximately $453.1 million of unused committed credit availability under our senior secured revolving credit facility. As of June 27, 2008, there was approximately $525.6 million outstanding in foreign currency borrowings.

Covenant Compliance

Under the senior secured credit agreement and the indenture governing the 8.50% senior notes due 2015 and the senior floating rate notes due 2015, we are required to satisfy and maintain specified financial ratios and other financial condition tests and covenants. Our continued ability to meet those financial ratios, tests and covenants can be affected by events beyond our control, and we cannot assure you that we will meet those ratios, tests and covenants.

EBITDA is defined as net income (loss) plus interest and other financing costs, net, provision for income taxes, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under our senior secured credit agreement and the indenture. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP, are not measures of financial performance or condition, liquidity or profitability, and should not be considered as an alternative to (1) net income, operating income or any other performance measures determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management’s discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements.

Our presentation of EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of our results as reported under GAAP. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We believe that the presentation of EBITDA and Adjusted EBITDA is appropriate to provide additional information about the calculation of certain financial covenants in the senior secured credit agreement and the indenture. Adjusted EBITDA is a material component of these covenants. For instance, our senior secured credit agreement and the indenture contain financial ratios that are calculated by reference to Adjusted EBITDA. Non-compliance with the maximum Consolidated Secured Debt Ratio contained in our senior secured credit agreement could result in the requirement to immediately repay all amounts outstanding under such agreement, while non-compliance with the Interest Coverage Ratio contained in our senior secured credit agreement and the Fixed Charge Coverage Ratio contained in the indenture could prohibit us from being able to incur additional indebtedness, other than the additional funding provided for under the senior secured credit agreement and pursuant to specified exceptions, and make certain restricted payments.

The following is a reconciliation of net income (loss), which is a GAAP measure of our operating results, to Adjusted EBITDA as defined in our debt agreements. The terms and related calculations are defined in the senior secured credit agreement and indenture.

(in millions)	Three Months Ended June 27, 2008	Three Months Ended March 28, 2008	Three Months Ended December 28, 2007	Three Months Ended September 28, 2007	Twelve Months Ended June 27, 2008
Net income (loss)	$(3.6)	$(16.6)	$26.1	$12.3	$18.2
Interest and other financing costs, net	123.9	129.4	129.0	128.3	510.6
Provision (benefit) for income taxes	(1.4)	(5.9)	10.4	6.2	9.3
Depreciation and amortization	126.1	125.1	123.0	121.1	495.3

EBITDA	245.0	232.0	288.5	267.9	1,033.4
Stock-based compensation expense (1)	5.6	7.5	9.0	9.9	32.0
Unusual or non-recurring gains and losses (2)	—	—	—	4.2	4.2
Pro forma EBITDA for equity method investees (3)	4.2	5.6	4.7	3.5	18.0
Pro forma EBITDA for certain transactions (4)	—	—	—	0.1	0.1
Costs related to the Transaction (5)	—	—	—	1.1	1.1
Other (6)	0.6	0.3	0.3	0.1	1.3

Adjusted EBITDA	$255.4	$245.4	$302.5	$286.8	$1,090.1

(1)	Represents stock-based compensation expense resulting from the application of SFAS No. 123R for stock options, restricted stock and deferred stock unit awards.

(2)	Unusual or non-recurring gains and losses consist of the following:

(in millions)	Three Months Ended September 28, 2007
Technology asset impairment	$4.2

Total	$4.2

(3)

Represents our estimated share of EBITDA from our AIM Services Co., Ltd. equity method investment not already reflected in our EBITDA. EBITDA for this equity method investee is calculated in a manner consistent with consolidated EBITDA but does not represent cash distributions received from this investee.

(4)	Represents the annualizing of EBITDA from acquisitions made during the period.
(5)	Costs related to the Transaction pertain to accounting, investment banking, legal and other costs associated with the Transaction.
(6)	Other includes certain other miscellaneous items.

Our covenant requirements and actual ratios for the twelve months ended June 27, 2008 are as follows:

	Covenant Requirements	Actual Ratios
Maximum Consolidated Secured Debt Ratio(1)	5.75x	3.72x
Interest Coverage Ratio (Fixed Charge Coverage Ratio)(2)	2.00x	2.21x

(1)

Beginning with the twelve months ended June 29, 2007, our senior secured credit agreement requires us to maintain a maximum Consolidated Secured Debt Ratio, defined as consolidated total indebtedness secured by a lien to Adjusted EBITDA, of 5.875x, being reduced over time to 4.25x by the end of 2013. Consolidated total indebtedness secured by a lien is defined in the senior secured credit agreement as total indebtedness outstanding under the senior secured credit agreement, capital leases, advances under the Receivables Facility and any other indebtedness guaranteed by ARAMARK Corporation reduced by the lesser of cash and cash equivalents on our balance sheet that is free and clear of any lien, or $75 million. Non-compliance with the maximum Consolidated Secured Debt Ratio could result in the requirement to immediately repay all amounts outstanding under such agreement, which, if our lenders failed to waive any such default, would also constitute a default under our indenture.

(2)

Our senior secured credit agreement establishes an incurrence-based minimum Interest Coverage Ratio, defined as Adjusted EBITDA to consolidated interest expense, the achievement of which is a condition for us to incur additional indebtedness and to make certain restricted payments. If we do not maintain this minimum Interest Coverage Ratio calculated on a pro forma basis for any such additional indebtedness or restricted payments, we could be prohibited from being able to incur additional indebtedness, other than the additional funding provided for under the senior secured credit agreement and pursuant to specified exceptions, and make certain restricted payments, other than pursuant to certain exceptions. The minimum Interest Coverage Ratio is 2.00x for the term of the senior secured credit agreement. Consolidated interest expense is defined in the senior secured credit agreement as consolidated interest expense excluding interest income, adjusted for acquisitions (including the Transaction) and dispositions, further adjusted for certain non-cash or nonrecurring interest expense and our estimated share of interest expense from one equity method investee. The indenture includes a similar requirement which is referred to as a Fixed Charge Coverage Ratio.

The Company and its subsidiaries, affiliates or significant shareholders may from time to time, in their sole discretion, purchase, repay, redeem or retire any of the Company’s outstanding debt securities (including any publicly issued debt securities), in privately negotiated or open market transactions, by tender offer or otherwise.

The fair value of the Company’s derivative instruments recognized in the condensed consolidated financial statements is based upon internally developed models of the counterparty financial institutions that use as their basis readily observable market parameters. The Company performs an independent review of these values to determine if they are reasonable.

Pursuant to the Stockholders Agreement of the Parent Company, commencing on January 26, 2008, upon termination of employment from the Company or one of its subsidiaries, members of the Company’s management (other than Mr. Neubauer) who hold shares of common stock of the Parent Company can cause the Parent Company to repurchase all of their initial investment shares (as defined) at appraised fair market value. Generally, payment for shares repurchased could be, at the Parent Company’s option, in cash or installment notes. The amount of common stock subject to repurchase as of June 27, 2008 was $224.5 million, which is based on approximately 15.4 million shares of common stock of the Parent Company valued at $14.58 per share. The Stockholders Agreement, the senior secured credit agreement and the indenture governing the 8.50% senior notes due 2015 and the senior floating rate notes due 2015 contain limitations on the amount the Company can expend for such share repurchases.

The Company has an agreement (the Receivables Facility) with several financial institutions whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable, as defined in the Receivables Facility. As part of the Transaction, the Company amended and restated the Receivables Facility, increasing the maximum sales amount from $225 million to $250 million. Pursuant to the Receivables Facility, the Company formed ARAMARK Receivables, LLC, a wholly-owned, consolidated, bankruptcy-remote subsidiary. ARAMARK Receivables, LLC was formed for the sole purpose of buying and selling receivables generated by certain subsidiaries of the Company. Under the Receivables Facility, certain subsidiaries of the Company transfer without recourse all of their accounts receivable to ARAMARK Receivables, LLC. ARAMARK Receivables, LLC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables. As collections reduce previously sold interests, interests in new, eligible receivables can be sold, subject to meeting certain conditions. This two-step transaction is accounted for as a sale of receivables following the provisions of SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125.”

The Company has retained an undivided interest in the transferred receivables of approximately $158.4 million and $289.0 million at June 27, 2008 and September 28, 2007, respectively, which is subject to a security interest. Because the sold accounts receivable underlying the retained ownership interest are generally short-term in nature, the fair value of the retained interest approximated its carrying value at both June 27, 2008 and September 28, 2007. At June 27, 2008 and September 28, 2007, approximately $250.0 million and $234.6 million of accounts receivable were sold and removed from the Condensed Consolidated Balance Sheets, respectively. The Company has retained collection and administrative responsibility for the participating interest sold but has not recorded an asset or liability related to the servicing responsibility retained as the fees earned for servicing were estimated to approximate fair value of the services provided. The discount on the sale of the undivided interest in the transferred receivables is based on the cost of the commercial paper borrowings of the buyers. The loss on the sale of receivables was approximately $9.3 million, $6.0 million and $4.1 million for the Successor nine months ended June 27, 2008, the Successor period from January 27, 2007 through June 29, 2007 and the Predecessor period from September 30, 2006 through January 26, 2007, respectively, and is included in “Interest and Other Financing Costs, net” in the Condensed Consolidated Statements of Operations.

The Company’s business activities do not include the use of unconsolidated special purpose entities, and there are no significant business transactions that have not been reflected in the accompanying financial statements. The Company is self-insured for a limited portion of the risk retained under its general liability and workers’ compensation arrangements. Self-insurance reserves are recorded based on actuarial analyses.

From time to time, we are a party to various legal actions and investigations involving claims incidental to the conduct of our business, including actions by clients, customers, employees and third parties, including under federal and state employment laws, wage and hour laws, customs, import and export control laws, environmental laws and dram shop laws. Based on information currently available, advice of counsel, available insurance coverage, established reserves and other resources, we do not believe that any such current actions are likely to be, individually or in the aggregate, material to our business, financial condition, results of operations or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, or other similar matters, if unfavorable, may be materially adverse to our business, financial condition, results of operations or cash flows.

In July 2004, the Company learned that it was under investigation by the United States Department of Commerce, among others, relating to Galls, a division of the Company, in connection with record keeping and documentation of certain export sales. The Government obtained and received numerous records from the Company, which is cooperating in the investigation. The Company can give no assurance as to the outcome of this investigation.

In June 2006, the Bermuda Monetary Authority presented a winding up petition to the Supreme Court of Bermuda as to Hatteras Re, a Bermuda reinsurance company which participated in a portion of ARAMARK’s casualty insurance program, to place it into provisional liquidation. A joint provisional liquidator (hereinafter the “Liquidator”) was appointed and authorized to assume control of Hatteras Re’s business. At an official meeting of creditors on November 9, 2006, the creditors elected to keep the Liquidator as a permanent liquidator and ARAMARK was elected to the Committee of Inspection. The Supreme Court of Bermuda then approved these elections. On March 12, 2007, ARAMARK and the Liquidator finalized a settlement whereby the Liquidator released certain funds held by Hatteras Re to ARAMARK. Using these funds, ARAMARK then entered into an agreement with an alternate carrier to novate the insurance policies at issue. As a part of the settlement, the Liquidator has also agreed to a total claim by ARAMARK against the estate of Hatteras Re of $10.25 million. The Liquidator recently finalized a settlement with the principals of Hatteras Re and other potentially responsible third parties for approximately $11 million, of which approximately $8.3 million has been paid to date. After paying the estate’s expenses, these funds will be used to pay a portion of ARAMARK’s claim, along with the claims of other creditors to the estate. While the ultimate outcome of this matter is uncertain, and dependent in part on future developments, based on the information currently available, ARAMARK and its insurance advisors do not expect that the final resolution will have a material adverse effect on the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS

See Note 12 of the Notes to Condensed Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

This report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current views as to future events and financial performance with respect to our operations. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “aim,” “anticipate,” “are confident,” “estimate,” “expect,” “will be,” “will continue,” “will likely result,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning in conjunction with a discussion of future operating or financial performance.

These statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that might cause such a difference include: unfavorable economic conditions, including ramifications of any future terrorist attacks or increased security alert levels; increased operating costs, including increased food costs, labor-related, energy or product sourcing and distribution costs; shortages of qualified personnel or increases in labor costs; costs and possible effects of further unionization of our workforce; currency risks and other risks associated with international markets; risks associated with acquisitions, including acquisition integration issues and costs; our ability to integrate and derive the expected benefits from our recent acquisitions; competition; a decline in attendance at client facilities; the unpredictability of sales and expenses due to contract terms and terminations; the impact of natural disasters on our sales and operating results; the risk that clients may become insolvent; the risk that our insurers may become insolvent or may liquidate; the contract intensive nature of our business, which may lead to client disputes; high leverage; claims relating to the provision of food services; costs of compliance with governmental regulations and government investigations; liability associated with noncompliance with our business conduct policy and governmental regulations, including regulations pertaining to food services, the environment, the Federal school lunch program, Federal and state employment and wage and hour laws, human health and safety laws and import and export controls and customs laws; dram shop compliance and litigation; contract compliance and administration issues, inability to retain current clients and renew existing client contracts; a determination by customers to reduce their outsourcing and use of preferred vendors; seasonality; our competitor’s activities or announced planned activities; the effect on our operations of increased leverage and limitations on our flexibility as a result of increased restrictions in our debt agreements; potential future conflicts of interest between our Sponsors and other stakeholders; the impact on our business if we are unable to generate sufficient cash to service all of our indebtedness; the inability of our subsidiaries to generate enough cash flow to repay our debt; risks related to the structuring of our debt; our potential inability to repurchase our notes upon a change of control; and other risks that are set forth in the “Risk Factors,” “Legal Proceedings” and “Management Discussion and Analysis of Results of Operations and Financial Condition” sections and other sections of our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

Forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect the events or circumstances arising after the date as of which they are made. As a result of these risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements included in this report or that may be made in other filings with the Securities and Exchange Commission or elsewhere from time to time by, or on behalf of, us.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to the impact of interest rate changes and manage this exposure through the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps. We do not enter into contracts for trading purposes and do not use leveraged instruments. The market risk associated with debt obligations and other significant instruments as of June 27, 2008, has not materially changed from September 28, 2007 (See Item 7A of our Annual Report on Form 10-K for the year ended September 28, 2007), except for the $300 million of interest rate swap agreements, which are designated as cash flow hedging instruments and fix the rate on a like amount of variable rate term loan borrowings and floating rate notes, entered into during the nine months ended June 27, 2008. In addition, during fiscal 2008, the Company entered into gasoline and diesel fuel hedge agreements to manage changes in gasoline and diesel fuel prices. See Note 6 of the Notes to Condensed Consolidated Financial Statements for a discussion of the Company’s derivative instruments.

ITEM 4. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures, as of the end of the period covered by this report, are functioning effectively to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. A controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

(c) Change in Internal Control over Financial Reporting

No change in the Company’s internal control over financial reporting occurred during the Company’s third fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II—OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

From time to time, we are a party to various legal actions and investigations involving claims incidental to the conduct of our business, including actions by clients, customers, employees and third parties, including under federal and state employment laws, wage and hour laws, customs, import and export control laws, environmental laws and dram shop laws. Based on information currently available, advice of counsel, available insurance coverage, established reserves and other resources, we do not believe that any such current actions are likely to be, individually or in the aggregate, material to our business, financial condition, results of operations or cash flows. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, or other similar matters, if unfavorable, may be materially adverse to our business, financial condition, results of operations or cash flows.

In July 2004, the Company learned that it was under investigation by the United States Department of Commerce, among others, relating to Galls, a division of the Company, in connection with record keeping and documentation of certain export sales. The Government obtained and received numerous records from the Company, which is cooperating in the investigation.

ITEM 6. EXHIBITS

3.1	Certificate of Incorporation of ARAMARK Corporation (incorporated by reference to Exhibit 3.1 to ARAMARK Corporation’s Current Report on Form 8-K filed with the SEC on April 5, 2007, pursuant to the Exchange Act (file number 001-16807)).

3.2	By-laws of ARAMARK Corporation (incorporated by reference to Exhibit 3.2 to ARAMARK Corporation’s Current Report on Form 8-K filed with the SEC on April 5, 2007, pursuant to the Exchange Act (file number 001-16807)).

31.1	Certification of Joseph Neubauer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of L. Frederick Sutherland pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Joseph Neubauer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of L. Frederick Sutherland pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Reconciliation of non-GAAP financial measures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ARAMARK CORPORATION

August 5, 2008	/S/ JOSEPH MUNNELLY
Joseph Munnelly
Senior Vice President, Controller and Chief Accounting Officer